================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AND SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)

                                TRIAD PARK, LLC

                           (Name of Subject Company)

                              TPL ACQUISITION, LLC

                                    (Bidder)

                       MEMBERSHIP INTERESTS, NO PAR VALUE

                         (Title of Class of Securities)

                                   895814101

                     (CUSIP Number of Class of Securities)

                             MURRAY A. INDICK, ESQ.
                       MANAGING DIRECTOR, GENERAL COUNSEL
                       RICHARD C. BLUM & ASSOCIATES, L.P.
                        900 MONTGOMERY STREET, SUITE 400
                        SAN FRANCISCO, CALIFORNIA 94133
                           TELEPHONE: (415) 434-1111

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
                $31,852,737                                         $6,370.55

---------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase by Bidder of 17,695,965 Shares (defined below) of the Subject Company at a price of $1.80 net to the seller in cash. Such number of Shares represent all of the Shares outstanding as of March 28, 1998, other than Shares held directly or indirectly by Richard
      C. Blum & Associates, L.P. and Richard C. Blum.

**    1/50 of 1% of Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

       Amount Previously
          Paid:                N/A  Filing Party:  N/A
       Form or Registration
          No.:                 N/A  Date Filed:    N/A

Note: The remainder of this cover page is only to be completed if the Schedule
      14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

                                 SCHEDULE 14D-1

CUSIP NO. 89581401                                            PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------

 (1) Name of reporting person                 Richard C. Blum & Associates, L.P.

     S.S. or I.R.S. Identification No. of above person                94-3205364

--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 (3) SEC use only

--------------------------------------------------------------------------------
 (4) Source of funds*

                                                                  AF, WC, PF, OO
--------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization

                                                                      California
--------------------------------------------------------------------------------
 (7) Aggregate amount beneficially owned by each reporting person

                                                                       2,012,158
--------------------------------------------------------------------------------
 (8) Check box if the aggregate amount in Row (7) excludes certain shares*

                                                                             [ ]
--------------------------------------------------------------------------------
 (9) Percent of class represented by amount in Row (7)

                                                                           10.2%
--------------------------------------------------------------------------------
(10) Type of reporting person*

                                                                          PN, IA
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 89581401                                            PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------

 (1) Name of reporting person                 Richard C. Blum & Associates, Inc.

     S.S. or I.R.S. Identification No. of above person                94-2967812

--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 (3) SEC use only

--------------------------------------------------------------------------------
 (4) Source of funds*

                                                                  AF, WC, PF, OO
--------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization

                                                                      California
--------------------------------------------------------------------------------
 (7) Aggregate amount beneficially owned by each reporting person

                                                                       2,012,158
--------------------------------------------------------------------------------
 (8) Check box if the aggregate amount in Row (7) excludes certain shares*

                                                                             [ ]
--------------------------------------------------------------------------------
 (9) Percent of class represented by amount in Row (7)

                                                                           10.2%
--------------------------------------------------------------------------------
(10) Type of reporting person*

                                                                              CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 89581401                                            PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------

 (1) Name of reporting person                                    Richard C. Blum

     S.S. or I.R.S. Identification No. of above person

--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 (3) SEC use only

--------------------------------------------------------------------------------
 (4) Source of funds*

                                                                  AF, WC, PF, OO
--------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization

                                                                      California
--------------------------------------------------------------------------------
 (7) Aggregate amount beneficially owned by each reporting person

                                                                       2,012,158
--------------------------------------------------------------------------------
 (8) Check box if the aggregate amount in Row (7) excludes certain shares*

                                                                             [ ]
--------------------------------------------------------------------------------
 (9) Percent of class represented by amount in Row (7)

                                                                           10.2%
--------------------------------------------------------------------------------
(10) Type of reporting person*

                                                                              IN
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 89581401                                            PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------

 (1) Name of reporting person                               TPL Acquisition, LLC

     S.S. or I.R.S. Identification No. of above person

--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 (3) SEC use only

--------------------------------------------------------------------------------
 (4) Source of funds*

                                                                  AF, WC, PF, OO
--------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization

                                                                        Delaware
--------------------------------------------------------------------------------
 (7) Aggregate amount beneficially owned by each reporting person

                                                                       2,012,158
--------------------------------------------------------------------------------
 (8) Check box if the aggregate amount in Row (7) excludes certain shares*

                                                                             [ ]
--------------------------------------------------------------------------------
 (9) Percent of class represented by amount in Row (7)

                                                                           10.2%
--------------------------------------------------------------------------------
(10) Type of reporting person*

                                                  OO (limited liability company)
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 89581401                                            PAGE 6 OF 13 PAGES

--------------------------------------------------------------------------------

 (1) Name of reporting person                           Pell Development Company

     S.S. or I.R.S. Identification No. of above person

--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 (3) SEC use only

--------------------------------------------------------------------------------
 (4) Source of funds*

                                                                  AF, WC, PF, OO
--------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization

                                                                      California
--------------------------------------------------------------------------------
 (7) Aggregate amount beneficially owned by each reporting person

                                                                       2,012,158
--------------------------------------------------------------------------------
 (8) Check box if the aggregate amount in Row (7) excludes certain shares*

                                                                             [ ]
--------------------------------------------------------------------------------
 (9) Percent of class represented by amount in Row (7)

                                                                           10.2%
--------------------------------------------------------------------------------
(10) Type of reporting person*

                                                        OO (sole proprietorship)
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 89581401                                            PAGE 7 OF 13 PAGES

--------------------------------------------------------------------------------

 (1) Name of reporting person                                        Joseph Pell

     S.S. or I.R.S. Identification No. of above person

--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 (3) SEC use only

--------------------------------------------------------------------------------
 (4) Source of funds*

                                                                  AF, WC, PF, OO
--------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization

                                                                      California
--------------------------------------------------------------------------------
 (7) Aggregate amount beneficially owned by each reporting person

                                                                       2,012,158
--------------------------------------------------------------------------------
 (8) Check box if the aggregate amount in Row (7) excludes certain shares*

                                                                             [ ]
--------------------------------------------------------------------------------
 (9) Percent of class represented by amount in Row (7)

                                                                           10.2%
--------------------------------------------------------------------------------
(10) Type of reporting person*

                                                                              IN
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 89581401                                            PAGE 8 OF 13 PAGES

--------------------------------------------------------------------------------

 (1) Name of reporting person                                           Eda Pell

     S.S. or I.R.S. Identification No. of above person

--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 (3) SEC use only

--------------------------------------------------------------------------------
 (4) Source of funds*

                                                                  AF, WC, PF, OO
--------------------------------------------------------------------------------
 (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization

                                                                      California
--------------------------------------------------------------------------------
 (7) Aggregate amount beneficially owned by each reporting person

                                                                       2,012,158
--------------------------------------------------------------------------------
 (8) Check box if the aggregate amount in Row (7) excludes certain shares*

                                                                             [ ]
--------------------------------------------------------------------------------
 (9) Percent of class represented by amount in Row (7)

                                                                           10.2%
--------------------------------------------------------------------------------
(10) Type of reporting person*

                                                                              IN
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
                                      AND
                         SCHEDULE 13D, AMENDMENT NO. 10

                                TRIAD PARK, LLC

     This Statement on Schedule 14D-1 (this "Statement") relates to the offer by TPL Acquisition, LLC, a Delaware limited liability company (the "Purchaser"), managed by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA"), and, upon consummation of the Offer, intended to be co-managed with Pell Development Company, a California limited partnership ("Pell", and, together with RCBA, the "Managers"), to purchase all outstanding membership interests, no par value (the "Membership Interests") of Triad Park, LLC, a Delaware limited liability company (the "Company"), including the associated rights to purchase Membership Interests issued pursuant to the Company's Rights Plan (as such term is defined in the Offer to Purchase, attached as Exhibit
(a)(1) hereto) (the "Rights" and together with the Membership Interests, the "Shares"). The Offer to Purchase is at a price of $1.80 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

     This Statement also constitutes Amendment No. 10 of the Schedule 13D (as defined herein) which amends and supplements the Statement of Schedule 13D, dated March 30, 1998 (the "Schedule 13D"), filed by Richard C. Blum & Associates, L.P. and its affiliates (along with TPL Acquisition, LLC, the "Blum Reporting Persons"), and Pell Development Company, Joseph Pell and Eda Pell (the "Pell Reporting Persons"). This Amendment No. 10 is filed with respect to the Limited Liability Company Membership Interests of the Company.

     Capitalized terms used herein and not otherwise defined hereto shall have the respective meanings ascribed to such terms in Exhibit (a)(1) hereto, the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Triad Park, LLC, a Delaware limited liability company. The address of the Company's principal executive offices is 3055 Triad Drive, Livermore, California 94550.

     (b) The class of securities to which this statement relates is all of the membership interests, no par value, of the Company, including the associated rights to purchase membership interests issued pursuant to the Company's Rights Plan. The consideration being offered is $1.80 per Share, net to the seller in cash. The information set forth in the "Introduction" and "Tender Offer -- Terms of the Offer" of the Offer to Purchase annexed hereto as Exhibit (a) (1) is incorporated herein by reference.

     (c) The information set forth in "Tender Offer -- Price Range of Shares; Distributions on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth on the cover page, in the "Introduction" and "Tender Offer -- Certain Information Concerning the Purchaser and the Managers" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and the Managers, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years, neither the Purchaser nor the Managers nor, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction," "Special Factors -- Background," "-- Discussions with Third Parties" and "-- Board Approval of RCBA Merger Agreement and TKG Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "The Tender Offer -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) None.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the "Introduction," "Special
Factors -- Purpose and Structure of the Offer," "-- Plans for the Company after the Offer," "-- Certain Effects of the Offer" and "Tender Offer -- Effect of the Offer on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) The information set forth in the "Introduction," "Special Factors -- Background" and "Tender Offer -- Certain Information Concerning the Company -- Certain Interests in the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction," "Special
Factors -- Background," "-- Discussions with Third Parties," "-- Board Approval of RCBA Merger Agreement and TKG Merger Agreement" and "Tender Offer -- Certain Information Concerning the Company -- Certain Interests in the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and "Tender Offer -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

     (a) None.

     (b)-(c) The information set forth in "Tender Offer -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable. The Shares are not margin securities.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)    (1)    Offer to Purchase, dated April 1, 1998.
       (2)    Letter of Transmittal with respect to the Shares.
       (3)    Letter from Georgeson & Company Inc. to brokers, dealers,
              banks, trust companies and nominees.
       (4)    Letter to be sent by brokers, dealers, banks, trust
              companies and nominees to their clients.
       (5)    Notice of Guaranteed Delivery.
       (6)    IRS Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(b)    None.
(c)    None.
(d)    None.
(e)    Not applicable.
(f)    None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1998

         RICHARD C. BLUM & ASSOCIATES, L.P.                       RICHARD C. BLUM & ASSOCIATES, INC.

              By:   /s/ MURRAY A. INDICK                               By:     /s/ MURRAY A. INDICK
                 -------------------------------                          ----------------------------------
                      Murray A. Indick                                             Murray A. Indick
                      Managing Director                                    Managing Director, General Counsel
                     and General Counsel                                            and Secretary

                                                                      By:     /s/ MURRAY A. INDICK
                TPL ACQUISITION, LLC                                      ----------------------------------
       By: Richard C. Blum & Associates, L.P.                                    RICHARD C. BLUM
              Its Managing Member
                                                                       By: Murray A. Indick, Attorney-in-Fact

       By: Richard C. Blum & Associates, Inc.,
           its sole general partner

              By:   /s/ MURRAY A. INDICK
                 ------------------------------
                       Murray A. Indick
                       Managing Director
                      and General Counsel

              PELL DEVELOPMENT COMPANY
                                                                          By:     /s/ JOSEPH PELL
                 By:    /s/ JOSEPH PELL                                       -------------------------------
                    -------------------------------                                 Joseph Pell
                           Joseph Pell
                             Owner                                        By:      /s/ EDA PELL
                                                                               ------------------------------
                                                                                       Eda Pell

                               INDEX OF EXHIBITS

                                                                       SEQUENTIALLY
EXHIBIT                                                                  NUMBERED
NUMBER                             EXHIBIT                                PAGES
-------                            -------                             ------------
(a)(1)   Offer to Purchase, dated April 1, 1998.
(a)(2)   Letter of Transmittal with respect to the Shares.
(a)(3)   Letter from Georgeson & Company Inc. to brokers, dealers,
            banks, trust companies and nominees.
(a)(4)   Letter to be sent by brokers, dealers, banks, trust
            companies and nominees to their clients.
(a)(5)   Notice of Guaranteed Delivery.
(a)(6)   IRS Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
   (b)   None.
   (c)   None.
   (d)   None.
   (e)   Not applicable.
   (f)   None.